UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING OF FORM 10-K

Commission File Number 0-8176

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:	December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Southwest Water Company
Former name if applicable
624 South Grand Avenue, Suite 2900 Address of Principal Executive Office (Street and number)
Los Angeles, California 90017 City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)    ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Southwest Water Company is unable to timely file its annual report on Form 10-K for the fiscal year ended December 31, 2004, without unreasonable effort or expense because management is still in the process of completing its assessment of the company's internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

        Southwest Water Company expects to file its Form 10-K for the fiscal year ended December 31, 2004 (the "2004 Form 10-K"), including the management report and audit of internal control over financial reporting, within the 12b-25 15-day extension period in order to be deemed a timely filing under SEC regulations. Southwest Water Company cannot assure that it will not report a material weakness in its internal controls over financial reporting in its 2004 Form 10-K.

PART IV
OTHER INFORMATION

  (1)
  Name and telephone number of person to contact in regard to this notification

Richard J. Shields, Chief Financial Officer (Name)	(213) (Area Code)	929-1800 (Telephone Number)
  (2)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒ Yes ☐ No

  (3)
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes ☐ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in Southwest Water Company's earnings press release issued on March 15, 2005 and filed on Form 8-K, the Company has reported revenues of $188.0 million, operating income of $11.6 million, net income of $4.5 million and earnings per diluted common share of $0.24 for the year ended December 31, 2004, versus revenues of $173.0 million, operating income of $14.8 million, net income of $7.2 million and earnings per diluted common share of $0.47 for the year ended December 31, 2003.

Southwest Water Company (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 16, 2005	By	/s/ RICHARD J. SHIELDS Chief Financial Officer